Exhibit 99.1 Form 6K May 16 2007 LVH_NR_May 16 2007 Q1 Financial Results

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

Las Vegas From Home.com Entertainment Reports First Quarter 2007 Results

23% sequential increase in revenue; significant improvement in adjusted EBITDA*

Vancouver, British Columbia, May 16, 2007 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) today announced results from operations for the three months ended March 31, 2007.

All financial figures are in Canadian dollars.

Highlights

•

Strong revenue growth

•

Significant improvement in adjusted EBITDA*

•

Solid balance sheet position

Q1 Progress

As a result of the recent legislative developments in the North American market and the significant potential in the nascent Asian market, the company has focused its strategic efforts on developing a multi player gaming platform targeted at the Asian market. The early results of licensing the Company’s Asian Multi Player Software Platform (“AMSP”) software have been encouraging and the Company expects to continue its positive momentum in the coming year with this and other products.

The first quarter of 2007 was an encouraging one for Las Vegas according to Jake Kalpakian, President and CEO of Las Vegas From Home. “With the sale of APG behind us, and the successful launch of our first licensees on our AMSP, we are starting to see the results of our focus on the Asian market. Revenue grew by 23% sequentially in the first quarter and would have grown by 38% if not for a one-time threshold revenue rebate. Excluding certain one-time items that carried over from the sale of APG, the Company made a small profit on an adjusted EBITDA* basis. We look forward to adding additional licensees who should be highly accretive to our financial results in the coming quarters. With over $8 million in cash in the bank, we are well situated as we look ahead to the rest of 2007. Moreover, we recently launched our play-for-fun site, www.178pai.com, which should provide another building block to the company’s foundation.”

5/16/2007

LVFH Press Release

Q1 Fiscal 2007 Financial Results

Summary Financial Information
For the three month period ending March 31	2007	2006

Revenue	$918,363	$0
Interest	83,371	13,106
Total	$1,001,734	$13,106

Expenses	$1,474,409	$1,088,684

Adjusted EBITDA*	83,112	(872,343)

Gain (loss) before other items	(472,675)	(1,075,578)

Other items	112,369	1,390,706
Net gain (loss) for period	$(360,306)	$315,128

Weighted average number of shares	100,456,936	93,114,908

Net and fully diluted gain (loss) per common share	$(0.004)	$0.003

Strong Revenue Growth

The Company’s first quarter revenue from continuing operations for the three month period ended March 31, 2007 was $918,363, up 22.7% sequentially from $748,425 in Q4 2006. This reflects the company’s initial success with its AMSP. Revenue from continuing operations for the year ago period was $0 due to the sale of APG and the resulting classification of the APG operations as discontinued operations. Interest income increased to $83,371 from $13,106 in the year ago period and $72,286 in Q4 2006. In addition, the company incurred a one-time threshold revenue rebate in the first quarter that negatively impacted revenue by US$100,000. Excluding the impact of the rebate, revenue would have grown by 38.4% sequentially.

Significant Improvement In Adjusted EBITDA*

Operating costs increased to $1,474,409 for the three month period ended March 31, 2007 as compared to $1,088,684 for the same period in 2006. Salaries and benefits increased by 79.0% to $897,119 in Q1 2007 from $501,255 in Q1 2006. The increase was due to increases in salary and higher staff levels during 2007 as the Company further developed its multi-player gaming software. Moreover, stock compensation expenses of $246,575 increased by $171,805 as compared to $74,770 in 2006.  Bank charges, interest and foreign exchange increased from $4,392 in 2006 to $45,511 in 2007. Consulting and professional fees rose by 57.9% to $83,688 in 2007 from $52,993 in 2006. These increases were offset somewhat by a decline in amortization charges from $137,179 in 2006 to $64,889 and a

5/16/2007

LVFH Press Release

decline in advertising and promotion expenses to $22,113 for 2007 from $65,613 for 2006. In addition, there were several one-time items in the first quarter as the Company incurred approximately $165,000 in costs related to the sale of APG that were carried over into Q1. Therefore, after adjusting for the one-time items and the threshold revenue rebate noted above, the adjusted EBITDA* for the quarter equaled $83,112 compared to an adjusted EBITDA* loss of $(872,343) in the prior period.

The Company’s net loss before other items for the three months ended March 31, 2007 was $472,675, a substantial improvement compared to a net loss of $1,075,578 for the three months ended March 31, 2006. During the three month period ended March 31, 2007, the Company had a net (loss) of $(360,306) or $(0.004) per share as compared to a net gain of $0.003 per share or $315,128 for the three month period ended March 31, 2006.

Solid Balance Sheet

Assets totaled $9,244,318 compared to assets of $9,617,355 as at December 31, 2006. Cash and term deposits totaled $8,055,899, slightly down from $8,273,201 as at December 31, 2006. The reduced cash balance was primarily a function of changes in non-cash working capital of $(188,164) during the quarter. Liabilities totaled $183,980 compared to $478,642 as at December 31, 2006.

*Non-GAAP Financial Measures

LVFH reports its financial results in accordance with Canadian generally accepted accounting principles ("GAAP"). LVFH's management also evaluates and makes operating decisions using various other measures. One such measure is adjusted EBITDA, which is a non-GAAP financial measure. LVFH's management believes that these measures provide useful supplemental information regarding the performance of LVFH's business operations.

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income taxes, depreciation, amortization, stock-based compensation, debt service, and certain other one-time charges. Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term. In addition, management believes it is useful to exclude stock-based compensation as this is not a cash expense. Lastly, debt service and certain other one-time charges (including lease termination charges and losses on disposals of capital assets) are excluded as these are not recurring items.

Management believes that adjusted EBITDA provides useful supplemental information to management and investors regarding the performance of the Company's business operations and facilitates comparisons to its historical operating results. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company's core operating results. Note however, that adjusted EBITDA is a performance measure only, and it does not provide any measure of the Company's cash flow or liquidity. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP, and investors and potential investors are encouraged to review the reconciliation of adjusted EBITDA.

5/16/2007

LVFH Press Release

Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of adjusted EBITDA to net income is shown below:

Reconcilliation of adjusted EBITDA to Net Income
For the three month period ending March 31	2007	2006
Adjusted EBITDA	83,112	(872,343)
Amortization	(64,889)	(137,179)
Interest Income	83,371	13,106
Bank charges, interest and foreign exchange	(45,511)	(4,392)
One time charges (sale of APG)	(165,023)	0
Revenue rebate	(117,160)	0
Stock based compensation	(246,575)	(74,770)
Gain (loss) from Discontinued Operation	0	1,431,833
Gain on settlement of debt	112,369	0
Write down of securities	0	(41,127)
Net gain (loss) for period	(360,306)	315,128

5/16/2007

LVFH Press Release

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

March 31, 2007 and December 31, 2006

(Canadian Dollars)

	March 31	December 31
	2007	2006
	(unaudited)	(audited)
ASSETS
Current

Cash & term deposit	$8,055,899	$8,273,201
Accounts receivable	315,525	425,611
Due from related parties	2,292	60
Prepaids & security deposits	17,375	15,000
	8,391,091	8,713,872
Equipment & Software Development	853,227	903,483

	$9,244,318	$9,617,355

LIABILITIES
Current
Accounts payable & accrued liabilities	$183,980	$472,427
Due to related parties	0	5,196
Obligation under capital lease	0	1,019

	183,980	478,642

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Capital stock	29,828,174	29,792,819
Contributed Surplus	2,964,292	2,717,716
Deficit	(23,732,128)	(23,371,822)

	9,060,338	9,138,713

Total Liabilities & Stockholders’ Equity	$9,244,318	$9,617,355

5/16/2007

LVFH Press Release

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations and Deficit

Three Months Ended March 31

(Canadian Dollars)

	March 31 2007	March 31 2006

Revenue	$918,363	$0
Interest	83,371	13,106
	$1,001,734	$13,106

Expenses
Advertising and promotion	22,113	65,613
Consulting and professional fees	83,688	52,993
Amortization	64,889	137,179
Donation	0	1,000
Bank charges, interest and foreign exchange	45,511	4,392
Legal, accounting and audit	40,302	43,441
Management fees	90,000	90,000
Office	91,443	63,457
Regulatory and transfer agent fees	2,210	1,470
Rent	46,800	51,025
Salaries and benefits	897,119	501,255
Telephone	15,777	14,282
Travel, meals and entertainment	74,557	62,577
	$1,474,409	$1,088,684

Gain (loss) before other items	(472,675)	(1,075,578)

Other items
Gain (loss) from Discontinued Operations	0	1,431,833
Gain on settlement of debt	112,369	0
Write down of securities	0	(41,127)
	112,369	1,390,706
Net gain (loss) for period	$(360,306)	$315,128

Deficit, beginning of period	(23,371,822)	(18,778,394)

Deficit, end of period	$(23,732,128)	$(18,463,266)

Weighted average number of shares	100,456,936	93,114,908

Net and fully diluted gain (loss) per common share	$(0.004)	$0.003

5/16/2007

LVFH Press Release

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Three Months Ended March 31

(Canadian Dollars)

	March 31 2007	March 31 2006

Cash provided by (used for)

Operations
Net gain (loss)	$(360,306)	$315,128

Items not affecting cash
Amortization	64,889	142,608
Write down of securities	0	41,127
Stock based compensation	246,575	74,770

Operating Cash Flow	(48,842)	573,633

Changes in non-cash working capital:
Accounts receivable	110,086	409,598
Prepaids and security deposits	(2,375)	(15,431)
Due from related party	(2,232)	4,740
Accounts payable and accrued liabilities	(288,447)	224,952
Due to related parties	(5,196)	38,066
	(188,164)	661,925
	(237,006)	1,235,558

Cash provided by Financing Activities
Common shares issued, net of issue costs	35,355	139,715
Payment of capital lease	(1,019)	(5,740)
	34,336	133,975

Investing
Equipment	(14,632)	(10,607)
Proceeds on sale of marketable securities	0	248,916
Additions to software development	0	(130,976)
	(14,632)	107,333

Outflow of Cash
Increase/(Decrease) in cash and cash equivalents	(217,302)	1,476,866

Cash and cash equivalents, beginning of period	$8,273,201	$8,408,620

Cash and cash equivalents, end of period	$8,055,899	$9,885,486

5/16/2007

LVFH Press Release

LVFH’s financial statements for the quarter ended March 31, 2007 are available on SEDAR at www.sedar.com.

About Las Vegas From Home.Com Entertainment Inc.

The principal business of the Company and its Antiguan subsidiary, MT Ventures Inc. (“MTV”) is the development and marketing of software for on-line multi-player interactive games. The gaming and entertainment operations are carried on by MTV. The principal revenues of MTV are from licensing fees and royalties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 100, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204
Fax: (604) 681-9428
Email: Info@lvfh.com
Website: www.lvfh.com